SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
SCHEDULE 13G
UNDER THE SECURITIES EXCHANGE ACT OF 1934


COMMERCEFIRSTBANCORP, INC.

Issuer)

(Name of


Common Stock
(Title of Class of Securities)

200845105

(CUSIP Number)

Joseph S. Gall
3299 K Street, NW, Suite 700, Washington, DC 20016

September 26, 2011

Event which Requires Filng ofthis Statement)


(Date of


1.
NAME OF REPORTING PERSON
I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
Joseph S. Gall

2.
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
Nonmember (a) D

(b) D
3.
SEC USE ONLY
4.
CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER
OF
SHARES
BENEFICIALLY


OWNED BY

EACH
REPORTING

PERSON WITH

5.
SOLE VOTING POWER
97,507 (a)

6.
SHARED VOTING POWER
1,925 (a)
7.
SOLE DISPOSITIVE POWER
97,507 (a)

8.
SHARED DISPOSITIVE POWER
1,925 (a)

9.
AGGREGATE AMOUNT BENEFICALLY OWNED BY EACH REPORTING PERSON
99,432
10.
CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
0

11.
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.5%
12.
TYPE OF REPORTING PERSON
IN
OWNERSHIP BY ACCOUNT


28,139 (sole)

(a) Joseph S. Gall (Personal)
Joseph S. Gall Retirement Plan 62,490 (sole)
Joseph S. Gall (IRA) 5,378 (sole)
Shelly A. Gall (wife) IRA 1,925 (shared)
Cathedral Partners, LLC 1,500 (sole)


(children's trust)

99.432 Total
BASED ON COMPANY FILINGS, THERE ARE 1,820,548 THUS, THE PERCENTAGE OWNERSHIP OF TOTAL IS 5.5%.

SIGNATURE

my knowledge and belief, I certify that the information set forth

After reasonable inquiry and to the best of


in this statement is true, complete and correct.

Date: October 3, 2011